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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03013460

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-38820~~ 8-37641

SEC MAIL PROCESSING RECEIVED FEB 28 2003 WASH., D.C. SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2002** (MM/DD/YY) AND ENDING **December 31, 2002** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Manager Advisory Group Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
800 Third Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Stephen G. Bondi **(212) 207-8786**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Freundlich & Company
(Name – *of individual, state last, first, middle name*)

425 Park Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce H. Lipnick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Manager Advisory Group, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

President
Title

Notary Public

SANDRA BORZOMI
Notary Public, State of New York
No. 01BO5056762
Qualified in Nassau County
Commission Expires March 11, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MANAGER ADVISORY GROUP INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

MANAGER ADVISORY GROUP INC.
Financial Statements
December 31, 2002

TABLE OF CONTENTS:

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Manager Advisory Group Inc.
800 Third Avenue
New York, N.Y. 10022

We have audited the accompanying statement of financial condition of Manager Advisory Group Inc. as of December 31, 2002. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Manager Advisory Group Inc., as of December 31, 2002, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rules 17a-5 and 15c3-3 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition.

Freundlich & Company

FREUNDLICH AND COMPANY
Certified Public Accountants (N.Y.)

New York, New York
February 26, 2003

MANAGER ADVISORY GROUP INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS:		
Cash		$ 5,620
Receivable from broker		70,364
Commissions receivable		55
Due from shareholder (Note 3)		5,000
Due from affiliate (Note 3)		304,184
Total Assets		$385,223
LIABILITIES AND STOCKHOLDER'S EQUITY:		
Accounts payable and accrued expenses		$ 10,000
Stockholder's Equity:		
Common stock - ($.10 par value; 200,000 shares authorized, 1000 shares issued and outstanding)	$ 100	
Additional paid-in capital	181,900	
Retained earnings	193,223	
Total Stockholder's Equity		375,223
Total Liabilities and Stockholder's Equity		$385,223

The accompanying notes are an integral part of these financial statements.

MANAGER ADVISORY GROUP INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

NOTES TO STATEMENT OF FINANCIAL CONDITION:

1. Organization:
Manager Advisory Group Inc. (the "Company"), a broker-dealer, is a New York State Corporation. The Company operates under the provisions of subsection (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of subsection (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

2. Summary of Significant Accounting Policies:

a. Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

b. Revenue Recognition
Securities transactions (and the related commission revenue and expense) are recorded on a trade date basis.

c. Income Taxes
The Company has elected to be treated as an "S" corporation for federal income tax purposes. According to the applicable provisions of the Internal Revenue Code, the stockholders of an "S" corporation are taxed individually on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been provided for in the accompanying financial statements. The Company has also elected to be treated as an "S" corporation for N.Y.S. income tax purposes. Accordingly, the Company is subject to only the minimum N.Y.S. corporate franchise tax. The Company is subject to N.Y.C. corporate income tax.

MANAGER ADVISORY GROUP INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

3. Related Parties:

The Company shares common facilities and employees with an affiliate which is controlled by the Company's sole shareholder. In consideration of services performed, fees are paid to the affiliate. A facility fee is also paid to the affiliate for the Company's share of certain expenses incurred during 2002.

As of December 31, 2002, the Company had a non-interest bearing receivable balance from an affiliate which is controlled by the Company's sole shareholder in the amount of $304,184. It also had a non-interest bearing receivable balance from its sole shareholder in the amount of $5,000.

4. Financial Instruments With Off-Balance Sheet Risk:

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customer's ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risk by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

MANAGER ADVISORY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

5. Net Capital Requirement:
As of December 31, 2002, the Company's minimum net capital requirement under SEC Rule 15c3-1 was $5,000. The net capital as computed was $ 66,039, leaving excess net capital of $61,039. The capital ratio as independently computed was 15%.

6. Change in name of Company:
A Certificate of Amendment of the Certificate of Incorporation of the Company was filed October 11, 1994, changing the Company's name from Wharton Securities Corporation to Manager Advisory Group Inc. A Certificate of Assumed Name was filed for the Company on October 25, 1994, permitting the Company to do business under the name "Wharton Securities".

A copy of the Company's Statement of Financial Condition, at December 31, 2002, pursuant to SEC Rule 17a-5 is available for examination at the Company's main office and the regional office of the SEC.

SCHEDULE 1.

MANAGER ADVISORY GROUP INC.
Computation of Net Capital Under S.E.C. Rule 15c3-1
As of December 31, 2002

CREDIT FACTORS:

Common Stock		$ 100
Additional paid-in capital		181,900
Retained earnings		193,223
Total Credit Factors		375,223

DEBIT FACTORS:

Due from affiliate and shareholder	$ 309,184	
Total Debit Factors		309,184
NET CAPITAL		66,039
LESS: Minimum Capital Requirements		(5,000)
REMAINDER: Capital in Excess of Minimum Capital Requirements		$ 61,039

Capital Ratio: (Maximum Allowance 1500%)

* Aggregate Indebtedness	$ 10,000	= 15%
Divided by: Net Capital	$ 66,039	

*Aggregate Indebtedness:

Accounts payable and accrued expenses $ 10,000

There are no material differences between the computation of net capital as computed above and as reported by the Company on the corresponding Focus Report, Part IIA, as of December 31, 2002.

SCHEDULE 2.

MANAGER ADVISORY GROUP INC.
Information Relating to Possession or
Control Requirements Under S.E.C. Rule 15c3-3

The Company claims exemption from the requirements of S.E.C. Rule 15c3-3, under Subsection (k)(2)(ii) of the Rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

To the Officers and Directors of
Manager Advisory Group Inc.
800 Third Avenue
New York, N.Y. 10022

In planning and performing our audit of the financial statements of Manager Advisory Group Inc. for the year ended December 31, 2002, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Manager Advisory Group Inc. that we considered relevant to the objectives stated in SEC Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under SEC Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of SEC Rule 15c3-3(c). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by SEC Rule 17a-13, in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System and in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by SEC Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the above mentioned respective objectives of the SEC. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit

preparation of financial statements in accordance with generally accepted accounting principles. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of S.E.C. Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet SEC objectives.

This report recognizes that it is not practicable in an organization the size of Manager Advisory Group Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

At December 31, 2002 Manager Advisory Group Inc. was in compliance with the conditions of its exemption from SEC Rule 15c-3-3, pursuant to Subsection (k)(2)(ii) of said Rule, and no facts came to our attention during the examination that indicated that such conditions have not been complied with, during the period under review.

This report is intended solely for the use of management, the

SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purposes.

FREUNDLICH & COMPANY
Certified Public Accountants (N.Y.)

New York, New York
February 26, 2003